[NetScout Systems, Inc. letterhead]

VIA EDGAR

February 26, 2010

Mr. Patrick Gilmore

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:	NetScout Systems, Inc. (File No.: 000-26251)

SEC Comment Letter dated February 22, 2010

Dear Mr. Gilmore:

On behalf of NetScout Systems, Inc. (“NetScout”), we refer to the letter dated February 22, 2010 (the “Letter”) from you relating to NetScout’s response letter dated February 5, 2010 in connection with your letter dated January 11, 2010 with respect to NetScout’s Form 10-K for the fiscal year ended March 31, 2009 and Form 10-Q for the fiscal quarter ended September 30, 2009. We will be responding to the Letter on or prior to March 12, 2010. We believe the additional time is required in order to properly review and finalize the responses.

If you require additional information, please telephone the undersigned at (978) 614-4202.

Sincerely,

/s/ David P. Sommers
David P. Sommers
Chief Financial Officer

cc:	Miguel J. Vega, Esq.

Cooley Godward Kronish, LLP